Form 51-102F3

Material Change Report

1.	Name and Address of Company

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

December 18, 2008

3.	News Release

A news release was issued on December 18, 2008 through PR Newswire and was filed with regulatory authorities in Canada. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

The Company announced that Mr. David Watkins is stepping down as CEO and will be appointed Executive Chairman effective January 1, 2009. Mr. James Hesketh will be appointed the new CEO and will retain his role as President.

The Company also announced a stock option grant to employees, consultants, and directors as outlined in the press release dated December 18, 2008.

5.	Full Description of Material Change

David Watkins has been appointed Executive Chairman of Atna by the board of directors and is stepping down from his responsibilities as Chief Executive Officer, effective January 1, 2009. Mr. Watkins will continue to be actively engaged in the growth and forward strategy as Atna pursues its goal of becoming a junior gold producer in 2009. James Hesketh will be appointed CEO of Atna effective January 1, 2009, while retaining his role as President.

The board of directors granted 442,500 stock options to employees and consultants, 600,000 stock options to independent directors and 1,200,000 stock options to officers of the Company. Each option is exercisable into one share of common stock at an exercise price of C$0.45, term of five years; and 50 percent vest immediately and 25 percent vest on the anniversary date each year for the next two years.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
David Suleski
Vice President and Chief Financial Officer
Phone (303) 278-8464 (X141)

9.	Date of Report

December 19, 2008

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE:  December 18, 2008       PR08-29

Atna Announces Management Changes and Option Grants

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) announces that David Watkins has been appointed Executive Chairman of Atna by the board of directors and is stepping down from his responsibilities as Chief Executive Officer, effective  January 1, 2009. Mr. Watkins will continue to be actively engaged in the growth and forward strategy as Atna pursues its goal of becoming a junior gold producer in 2009. James Hesketh will be appointed CEO of Atna effective January 1, 2009, while retaining his role as President.

The board of directors granted 442,500 stock options to employees and consultants, 600,000 stock options to independent directors and 1,200,000 stock options to officers of the Company. Each option is exercisable into one share of common stock at an exercise price of C$0.45, term of five years; and 50 percent vest immediately and 25 percent vest on the anniversary date each year for the next two years.

Key development activities at the Briggs Gold Mine in California are well underway and Atna expects to begin commercial production in the first half of 2009. The Company has sufficient cash to meet all of its anticipated operating needs during 2009. Management expects Briggs to become cash flow positive in the second half of 2009 under current market conditions.

Permitting activities at the Reward Gold Project have rapidly advanced with the completion of several major permits, receipt of a Biologic Opinion and filing of a number of additional permit applications. Atna expects permit approval on the Reward Project sometime in the first half of 2009.

About Atna

Atna Resources Ltd. is building a successful gold mining company dedicated to responsible gold production and the creation of sustainable value for shareholders, employees and communities. Atna's professional management team is committed to integrity and creating a performance driven culture dedicated to safety and environmental responsibility.

Atna’s gold development operations are well funded. The primary focus of the Company is the re-start of mining operations and gold production at the Briggs Mine in Inyo County, California. In addition, the Company is well advanced on permitting efforts at the Reward Gold Project near Beatty, Nevada. The Company also owns a 70 percent interest in the Pinson Gold Project, but expects Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, to meet their farm-in requirements by April 2009, reversing the ownership position to Atna owning 30 percent and PMC owning 70 percent. Atna controls the Columbia Gold Project in Montana and enjoys a carried position in eight exploration ventures in North America and Chile.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the timing of placing the Briggs Mine into operation, the Briggs Mine achieving positive cash flow, permitting success at Reward, and changes in equity interests at Pinson. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:

Valerie Kimball, Investor Relations – (303) 278-8464 or toll free (877) 692-8182
James Hesketh, President and COO – (303) 278-8464
www.atna.com